SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

EDAP TMS S.A.

Parc Activite La Poudrette Lamartine

4/6 Rue du Dauphine

69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. On Form F-3, file number 333-136811.

CONTACT:

EDAP TMS S.A.         Magnolia Investor Relations

Blandine Confort         Matt Kreps

+33 4 78 26 40 46        469 362 5960

FOR IMMEDIATE RELEASE

EDAP TMS S.A. Announces $20 Million Placement to Fund US Clinical Studies

Lyon, France, October 30, 2007 - EDAP TMS S.A. (Nasdaq: EDAP) the global leader in High Intensity Focused Ultrasound treatment of prostate cancer announces that it has entered into a securities purchase agreement with selected United States based qualified institutional buyers  (“Investors”) pursuant to which the Investors will purchase US $20 million in Unsecured Convertible Debentures convertible into EDAP’s ordinary shares which will be delivered in the form of American Depository Receipts (“ADR”) at a conversion price of US $6.57.

Proceeds will be used to fund EDAP’s already ongoing US Phase II/III clinical study of the Ablatherm-HIFU system in the treatment of localized prostate cancer. The study is treating patients at leading US clinical locations nationwide, with additional centers slated to join. HIFU has been approved for use in the European Union and has been used in over 13,000 cases at centers worldwide; current peer-reviewed clinical studies documenting efficacy and side effects using Ablatherm-HIFU over the past 10 years are available from the company or online at www.hifu-planet.com and www.edap-tms.com.

The debentures will mature five years from the date of closing bearing 9% interest. EDAP may, provided certain conditions are met, elect to pay all or a portion of interest on the debentures in the form of ADRs.  The Investors will also receive warrants to purchase an additional 1,680,000 ADRs at an exercise price of US $6.87, which will expire six years from closing. As part of the transaction, the company has agreed to file a registration statement on Form F-3 with the Securities and Exchange Commission within 30 days following the closing for the purpose of registering for resale the American Depositary Shares evidencing the ordinary shares deliverable upon conversion of the debentures, exercise of the warrants and payable in interest.

The securities issued in connection with the private placement referenced herein have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be, absent any exemption therefrom, any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About EDAP TMS S.A.

EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

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In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date : 30th October 2007

EDAP TMS S.A.

/S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER